RW Holdings NNN REIT, Inc.
3090 Bristol Street, Suite 550
Costa Mesa, CA 92626

April 5, 2019

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:     Application for Withdrawal of Amendment to
Registration Statement on Form S-11 (SEC File No. 333-205684)
filed in error on April 3, 2019 under Form Type S-11/A

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, RW Holdings NNN REIT, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of Post-Effective Amendment No. 8 to Registration Statement on Form S-11/A (SEC File No. 333-205684) that the Company filed in error on April 3, 2019 under form type S-11/A (accession number 0001645873-19-000007). On April 5, 2019, the Company re-filed the Post-Effective Amendment No. 8 on the correct form type POS EX.

If you have any questions regarding the foregoing application for withdrawal, please contact me at (949) 662-1097.

Sincerely,

RW Holdings NNN REIT, Inc.

By:     /s/ Raymond J. Pacini
Name: Raymond J. Pacini
Title     Chief Financial Officer